================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July 2006
                        Commission File Number: 001-32229

                                   ----------

                             HOMEX DEVELOPMENT CORP.
                 (Translation of registrant's name into English)

                            Andador Javier Mina 891-B
                             Colonia Centro Sinaloa
                         80200 Culiacan, Sinaloa, Mexico
                    ----------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]        Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________________.

This report consists of a press release made by Homex Development Corp. with the Financial Results of Operations for the three months ended June 30, 2006 and 2005, and the six months ended June 30, 2006 and 2005. Attached hereto is a copy of the press release dated July 25, 2006.

================================================================================

     HOMEX REPORTS STRONG GROWTH OF 77% IN REVENUE AND 88% IN BOTH OPERATING
           INCOME AND EBITDA; PRO FORMA REVENUE GROWTH OF 24% FOR 2Q06

     CULIACAN, Mexico, July 25 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A.B. de C.V. ("Homex" or "the Company") (NYSE: HXM; BMV: HOMEX) today announced results for the second quarter ended June 30, 2006(1).

     Highlights

     - Total revenues increased 76.5% in the second quarter of 2006 to Ps.2.9 billion from Ps.1.6 billion in the second quarter of 2005.

     - The Company sold a total of 10,603 homes during the second quarter, representing an increase of 88.1% over the second quarter of 2005. Affordable-entry and middle-income unit sales increased 96.1% and 28.0%, respectively, during the quarter.

     - Operating income increased 87.7% in the second quarter of 2006 to Ps.629.2 million from Ps.335.3 million in the comparable period last year. Operating margin for the quarter was 21.9%.

     - EBITDA increased 88.4% in the second quarter of 2006 to Ps.689.1 million from Ps.365.8 million in the second quarter of 2005. EBITDA margin for the quarter was 24.0%.

     - Net income increased 47.9% in the second quarter of 2006 to Ps.335.6 million from Ps.226.8 million in the second quarter of 2005.

     "I am excited about Homex's strong performance for the second quarter. The housing market in Mexico remains strong and we continue to focus our resources to take full advantage of these trends," said Gerardo de Nicolas, Chief Executive Officer of Homex. "Through our ability to take advantage of the growing availability of mortgages during the quarter and our introduction of an enhanced product offering, we achieved double-digit top line growth in both our affordable-entry and middle-income segments, as well as improved margins for the quarter."

     (1) Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of June 30, 2006 in accordance with Mexican GAAP. The symbols "Ps." and "$" refer to Mexican pesos and "US$" refers to U.S. dollars. The second quarter 2006 financial information is unaudited and is subject to adjustment.

Financial and Operating Highlights
Thousands of constant pesos  as of June 30, 2006, unless  otherwise indicated


                                                                                        Six-Months
                                                                     %         ----------------------------       %
                                     2Q06            2Q05           Chg.           2006            2005          Chg.
                                 ------------    ------------    ----------    ------------    ------------   ----------
Volume (Homes)                         10,603           5,636          88.1%         19,173          10,536         82.0%
Revenues                         $  2,867,076    $  1,624,174          76.5%   $  5,152,121    $  2,957,163         74.2%
Gross profit                     $    912,569    $    496,058          84.0%   $  1,625,503    $    919,537         76.8%
Operating income                 $    629,226    $    335,289          87.7%   $  1,136,506    $    636,477         78.6%
Net Interest
 Expense                         $    105,250    $     45,352         132.1%   $    204,749    $     75,304        171.9%
Net Income                       $    335,546    $    226,801          47.9%   $    568,509    $    403,689         40.8%
EBITDA (a)                       $    689,098    $    365,808          88.4%   $  1,211,338    $    680,593         78.0%
Gross Margin                             31.8%           30.5%                         31.6%           31.1%
Operating Margin                         21.9%           20.6%                         22.1%           21.5%
EBITDA Margin                            24.0%           22.5%                         23.5%           23.0%
Earnings per
 share                                   1.00            0.72                          1.68            1.27
Weighted avge.
 shares
 outstanding (MM)                       335.9           314.1                         335.9           314.1
Accounts receivable
 (as a % of sales)                                                                     48.4%           62.5%
Accounts receivable
 (days) period-end                                                                      174             223
Inventory turnover
 (days) period-end                                                                      224             252
Inventory (w/o land)
 turnover (days)
 period-end                                                                              59              98

(a) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense. The following table sets forth a reconciliation of net income to EBITDA for the second quarter 2006 and 2005.

Reconciliation of net income (loss) to EBITDA derived from our Mexican GAAP financial information

                                          Three months ended
                                               June 30,
(Thousands of constant pesos          ---------------------------
 as of June 30, 2006)                     2006           2005
-----------------------------------   ------------   ------------
Net Income (loss)                     $    335,546   $    226,801
Depreciation                                27,702         13,645
Net Comprehensive Financing Cost           174,811         29,141
Income Tax Expense                         151,574         98,622
Minority Interest                             -536         -2,400
EBITDA                                $    689,098   $    365,808

     Pro forma Financial and Operating Highlights

     For the convenience of the reader, the Company is including a summary of Pro forma financial highlights that incorporates three months of Beta's results into 2Q05 figures. The Company acquired Beta effective July 1, 2005.

Pro Forma Financial and Operating Highlights
Thousands of constant pesos as of June 30, 2006, (unless otherwise indicated)


                                                                                        Six-Months
                                                                     %         ----------------------------       %
                                     2Q06            2Q05           Chg.           2006            2005          Chg.
                                 ------------    ------------    ----------    ------------    ------------   ----------
Volume (Homes)                         10,603           8,954          18.4%         19,173          16,382         17.0%
Revenues                         $  2,867,076    $  2,321,255          23.5%   $  5,152,121    $  4,213,129         22.3%
Gross profit                     $    912,569    $    674,772          35.2%   $  1,625,503    $  1,257,080         29.3%
Operating income                 $    629,226    $    435,748          44.4%   $  1,136,506    $    840,351         35.2%
Net Interest
 Expense                         $    105,250    $    108,797          -3.3%   $    204,749    $    186,051         10.0%
Net Income                       $    335,546    $    261,338          28.4%   $    568,509    $    457,717         24.2%
EBITDA                           $    689,098    $    466,017          47.9%   $  1,211,338    $    884,427         37.0%
Gross Margin                             31.8%           29.1%                         31.6%           29.8%
Operating Margin                         21.9%           18.8%                         22.1%           19.9%
EBITDA Margin                            24.0%           20.1%                         23.5%           21.0%

    All pro forma financial information is unaudited and for the three-month period comparison may not be indicative of the results of operations that actually would have been achieved had Homex acquired Beta at the beginning of the period presented, and do not purport to be indicative of future results.

    Operating Results

    Homex's reported financial results include the consolidated financial results of Casas Beta (Beta) starting from the date of the acquisition of Beta effective July 1, 2005. The Company's period-to-period financial results are not directly comparable as a result of the inclusion of Beta's results of operations.

    Homex operated in 26 cities and 17 states across Mexico as of June 30, 2006.

    Sales volumes for the three-month period ended June 30, 2006 totaled 10,603 homes, an 88.1% increase over the same period during the previous year. This gain was primarily driven by a 96.1% increase in affordable entry-level volumes, from 4,975 in the second quarter of 2005 to 9,757 in the second quarter of 2006, which incorporates units sold under the Beta brand from July 1, 2005. A significant contribution to overall volume was also made from the middle-income segment with sales of 846 homes in the quarter, representing a 28.0% increase over the 661 homes in the same period of the prior year. Increased availability of financing from all sources, including INFONAVIT and commercial banks, contributed to the higher sales of affordable entry-level homes.

    The Company categorized its products according to the following price ranges:

Current Price Range by Segment
Thousands of pesos                       Low          High
-----------------------------------   ----------   ----------
Affordable-entry                      $      173   $      399
Middle-income                         $      400   $    1,800

    The average price during the second quarter for all homes sold was Ps.301 thousand. The average price for affordable entry-level houses increased by 1.9% to Ps.235 thousand in the second quarter of 2006 from Ps.231 thousand in the comparable period of 2005. The average sales price for middle-income homes in the second quarter of 2006 was Ps.603 thousand, a 2.8% increase over the average in the second quarter of 2005.

Average Price
                                                                       Change
Thousands of pesos as of June 30, 2006       2Q06         2Q05       2Q06/2Q05
----------------------------------------   ----------   ----------   ----------
Average Price
   Affordable-entry                        $      235   $      231          1.9%
   Middle income                           $      603   $      587          2.8%
   Compound average price for all homes    $      301   $      316         -4.8%

    Mortgage financing: During the second quarter of 2006, the Company focused its affordable entry-level operations on the Mexican Workers' Housing Fund (INFONAVIT), which represented 73.8% of the mortgages granted to Homex's customers during the quarter. Similar to the first quarter of the year, the competitive nature of INFONAVIT mortgages in the second quarter of 2006 resulted in an increased participation by INFONAVIT in the mix of mortgages for the Company's customers.

    The Company continued with its extensive training program for its sales force to rapidly identify and utilize the best available mortgage products for their customers. Homex is able to secure financing for its clients from the best sources, more quickly and on better terms, by having a broad portfolio of mortgage options.

    As of June 30, 2006, the Company was securing mortgages from INFONAVIT, the five largest Sofoles and five commercial banks, and FOVISSSTE.

Mortgage Financing by Segment
Number of Mortgages
Financing Source

                2Q 2006     % of Total     2Q 2005     % of Total
               ----------   ----------    ----------   ----------
INFONAVIT           7,822         73.8%        3,596         32.1%
SHF & Banks         1,866         17.6%        1,811         63.8%
FOVISSSTE             915          8.6%          229          4.1%
Total              10,603        100.0%        5,636        100.0%

    Diversification: During the second quarter of 2006, Homex consolidated its presence in the 26 existing cities and launched 12 new phases or expansion projects, as well as 3 new middle-income developments in accordance with its strategy of maintaining a geographically diverse base of projects in medium-sized cities, while strengthening its presence in the major metropolitan areas in Mexico.

    Homex is one of the leading homebuilders in Mexico's top four markets:
Mexico City, Guadalajara, Monterrey and Tijuana and continues to have one of the leading positions in the additional 22 cities where the Company operates.

    Financial Results

    Revenues increased 76.5% in the second quarter of 2006 to Ps.2,867 million from Ps.1,624 million in the same period of 2005. This result is primarily due to the 96.1% increase in the number of affordable entry-level homes sold, attributable in part to increased availability of financing to this segment, as well as the effects of the Beta acquisition. As a percentage of total revenues, affordable entry-level represented 80.0% in the second quarter of 2006 versus 70.6% in the same period of 2005.

    The 31.6% increase in middle-income revenues in the second quarter of 2006 also contributed to the overall increase in total revenues and was driven, in part, by an enhanced product offering and improved mortgage products from commercial banks for this segment. Middle-income revenues as a percentage of total revenues represented 17.8% in the second quarter of 2006 compared to 23.9% in the same period of 2005, partially as a result of the considerable increase in affordable-entry level sales during the second quarter of 2006, after the Beta acquisition.

    Gross profit for the quarter increased 84.0% to Ps.913 million from Ps.496 million in the same quarter of 2005. Homex generated a gross margin of 31.8% in the second quarter of 2006 compared to 30.5% in the same period of last year. The Company's improved gross margin for the quarter reflects, in part, the increased number of middle-income projects with higher average prices, as well as the cost synergies achieved following the successful integration of Beta into the Company's results.

    Costs, as a percentage of revenues improved to 68.2% in the second quarter of 2006 from 69.5% in the same period of previous year, mainly due to an improved product offering in the middle-income segment, as well as economies of scale as the Company continued to realize synergies from the integration of Beta, particularly in the ongoing implementation of tighter controls on the procurement and use of materials. In absolute terms, costs increased 73.3% to Ps.1,955 million in the second quarter of 2006 from Ps.1,128 million in the same quarter of 2005, also as a result of the increase in home sales and the integration of Beta.

    Selling and administrative expenses (SG&A) as a percentage of revenues remained stable at 9.9% in the second quarter of 2006 compared with the same period of 2005. In absolute terms, SG&A increased to Ps.283 million compared to Ps.161 million in the second quarter of 2005.

    Operating income in the second quarter of 2006 increased 87.7% to Ps.629 million compared to Ps.335 million in the same period of 2005. Operating income as a percentage of revenues increased to 21.9% in the second quarter of 2006 from 20.6% in the same period of 2005 mainly reflecting a higher gross margin.

    Other income in the second quarter 2006 was Ps.32 million compared to other income of Ps.17 million in the second quarter of 2005. Other income in the second quarter of 2006 mainly reflects income recorded on a percentage of completion basis, from infrastructure projects as well as income from construction materials sold to third parties during the period.

    Net comprehensive financing cost increased to Ps.175 million in the second quarter of 2006 compared to Ps.29 million in the year ago period. As a percentage of revenues, net comprehensive financing cost was 6.1% in the second quarter of 2006 compared with 1.8% in the same quarter of 2005. The increase in net comprehensive financing cost was the result of the following:

    a) Net interest expense increased to Ps.105 million in the quarter from Ps.45 million in the same quarter of 2005. The year over year increase in net interest expense was driven by an increase in the Company's debt levels, mainly reflecting borrowings under the credit facility in connection with the acquisition of Beta and the issuance of US$250 million unsecured senior notes, see "Liquidity."

    b) Monetary position in the second quarter of 2006 was Ps.18 million compared to Ps.13 million in the second quarter of 2005.

    c) Foreign exchange loss in the second quarter of 2006 was Ps.87 million compared to a foreign exchange gain of Ps.4 million in the second quarter of 2005, derived mainly from the net foreign currency denominated debt exposure and our hedge derivative which was impacted by the peso depreciation and the reference interest rate fluctuation.

    These results reflect a net non-cash charge of Ps.87 million resulting mainly from the mark-to-market effect of the currency hedge incurred in connection with the Company's issuance of dollar denominated senior notes in September of 2005.

    Taxes: Income tax expense increased to Ps.152 million in the second quarter of 2006 from Ps.99 million reported in the same period of 2005. The effective tax rate for the second quarter of 2006 was 31.2%, which includes deferred income tax results.

    Net income for the second quarter of 2006 reached Ps.336 million, representing a 47.9% increase over the Ps.227 million reported in the same period of 2005. Earnings per share for the second quarter were Ps.1.00, as compared to Ps.0.72 in the second quarter of 2005. This increase considers a reduced number of average shares outstanding in the second quarter of 2005 and the impact of increased net comprehensive financing cost resulting from the non-cash charge in connection with the Company's currency hedge.

Earnings per Share
                                                                       Change
                                              1Q06         1Q05      1Q06/1Q05
                                           ----------   ----------   ----------
Earnings per common share (pesos)                1.00         0.72         39.6
Earnings per ADR (US$)                           0.53         0.38         39.6

    Notes: - Pesos as of June 30, 2006
           - US$ values estimated using an exchange rate Ps.11.3011 per US$
           - Common share/ADR ratio: 6:1
           - Weighted average number of shares for 2Q06: 335.9 million and for 2Q05: 314.1 million

    EBITDA for the second quarter of 2006 rose to Ps.689 million, an increase of 88.4% from Ps.366 million recorded in the second quarter of 2005.

    Land reserve: As of June 30, 2006, Homex's land reserve was 25.8 million square meters, a figure that includes both the titled land and land in process to be titled, and is equivalent to 145,578 homes, of which 115,793 are focused on the affordable entry-level and 29,785 in the middle-income segment. The Company utilized approximately Ps.419 million to buy additional land during the quarter with internally generated cash, financial debt and existing cash on-hand. Consistent with Homex's established land reserve policies, the Company continues to maintain sufficient land reserves for the construction of 2.5 years of annual sales. In addition, Homex maintained approximately 2.0 years of additional annual sales in optioned land.

    Liquidity: As a result of changes made to the debt profile that were completed in 2005, the cornerstone of which was the issuance of the Company's Senior Unsecured Notes due in 2015, the Company will not face significant debt principal payments over the next three years, having substituted short-term, higher-cost debt with long-term debt at more attractive terms. Homex's average debt maturity was extended from 2.5 to 8 years. Homex leveraged its strong corporate governance, full SEC registration and NYSE listing to make the first-of-its-kind operation accessing the U.S. fixed income markets in the sector, with attractive terms and longer maturity than our Mexican competitors.

    Homex had net debt of Ps.1,707 million as of June 30, 2006. Homex's debt to total capitalization ratio had improved to 0.27x while gross interest coverage was 6.6x. Homex funded its cash needs for the second quarter of 2006, including land acquisitions, debt service and working capital requirements through a combination of cash flow from operations, borrowings and existing cash on hand.

                            Highlights:
                            - Net debt: Ps.1,707 million
                            - Net debt to EBITDA ratio: 0.68x
                            - Net debt to total capitalization ratio: 0.27x
                            - Gross interest cover: 6.6x

    Free cash flow for the first six months of 2006 was contributory in Ps.358.5 million, having an increase effect in the Company's cash and temporary investments of Ps.397.9 million, net of resources from external financing.

Reconciliation of net income (loss) to Free Cash Flow derived from our Mexican GAAP financial information
(Thousands of constant pesos as of June 30, 2006)

                                                        Accumulated as of
                                                  ----------------------------
                                                    June 2006       June 2005
                                                  ------------    ------------
Net income (loss)                                      568,510         399,112
Items that did not require resources (non-cash
 items)                                                264,176         181,057

Net resources used  by operating activities           (318,010)     (1,325,330)
Capital Expenditures                                  (156,148)        (11,678)
Free Cash Flow                                         358,528        (756,838)

    Accounts receivable: As a percentage of sales, Homex reported total receivables of 48.4% of pro forma revenues for the twelve months ended June 30, 2006, representing an improvement over the 62.5% reported in the second quarter of 2005, calculated for the twelve months ended June 30, 2005. Compared to the previous quarter, accounts receivables as a percentage of sales also improved from the 50.7% calculated for the twelve months ended March 31, 2006. Total accounts receivable as of June 30, 2006, was Ps.5,242 million, relatively stable when compared to Ps.5,219 million at the end of the previous quarter. Having finished the successful integration with Beta, Homex continues to show improved efficiencies in accounts receivable levels.

    The period-end days in accounts receivable, calculated as of June 30, 2006, were 174 days, an improvement from the 183 days as of March 31, 2006. The year-over-year increase in the accounts receivable is primarily attributable to the integration of Beta and the higher number of middle-income homes sold during the period, which take longer to construct.

    Working capital cycle: Homex reported a net working capital day cycle of 278 days, which includes inventory considering land turnover of 224 days plus 174 days of turnover receivables minus 120 turnover payables days (at cost), including payables from land acquisition. The Company believes it has one of the most favorable working capital cycles in the sector, indicating a high level of efficiency in the operations.

    Business Highlights

    Homex Hosts World Bank President For Community Tour
    On May 2, 2006, Homex hosted a visit by World Bank President Paul
Wolfowitz to one of the Company's affordable entry-level developments in Monterrey, Mexico. Mr. Wolfowitz visited with Homex during his first official visit to Mexico since becoming President of the World Bank, as part of a review of Mexico's programs and efforts to reduce poverty by encouraging innovation and increasing competition. During the visit, the World Bank President recognized the Company for its efforts and social programs that have a positive impact on the quality of life for its clients and employees.

    About Homex
    Desarrolladora Homex, S.A.B. de C.V. (NYSE: HXM, BMV: HOMEX) is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex has a leading position in the top four markets in Mexico and is the largest home builder in Mexico, based on the number of homes sold and net income.

    For additional corporate information, please visit the Company's web site at: www.homex.com.mx

    Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month periods ended June 30, 2006 and 2005, and the Consolidated Balance Sheet of Desarrolladora Homex, S.A.B. de C.V. as of June 30, 2006 and 2005.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON OF JUNE 30, 2006 WITH JUNE 30, 2005
(Figures in thousands of constant June 30, 2006 pesos)

                                                                                                          Change
                                                     Jun-06                        Jun-05                 06 /05
                                           ---------------------------   ---------------------------   ------------
ASSETS
CURRENT ASSETS

Cash and cash equivalents                  $  1,730,109           11.3%       419,181            5.3%         312.7%
Accounts receivable, net                      5,242,540           34.4%     4,001,317           50.5%          31.0%
Inventories                                   5,910,016           38.7%     3,128,373           39.4%          88.9%
Other current assets                            279,822            1.8%        86,304            1.1%         224.2%
    Total current assets                     13,162,487           86.3%     7,635,174           96.3%          72.4%
                                                                                                 0.0%

Property and equipment, net                     584,825            3.8%       269,795            3.4%         116.8%
Goodwill                                        642,212            4.2%             -            0.0%             -
Other assets                                    867,579            5.7%        25,425            0.3%             -
    TOTAL                                  $ 15,257,104          100.0%  $  7,930,395          100.0%          92.4%

LIABILITIES AND STOCKHOLDERS'
 EQUITY
CURRENT LIABILITIES
Notes payable to financial
 institutions                                    78,092            0.5%     1,154,037           14.6%         -93.2%
Accounts payable                              3,182,124           20.9%     1,288,756           16.3%         146.9%
Advances from customers                         302,116            2.0%       205,668            2.6%          46.9%
Taxes payable                                   364,296            2.4%        54,857            0.7%         564.1%
    Total current liabilities                 3,926,627                     2,703,319                          45.3%

Long-term notes payable to
 financial institutions                       3,359,246           22.0%        48,716            0.6%             -

DEFERRED INCOME TAXES                         1,543,220           10.1%       838,504           10.6%          84.0%
    Total liabilities                         8,829,093           57.9%     3,590,538           45.3%         145.9%

STOCKHOLDERS' EQUITY
Common stock                                    493,908            3.2%       226,603            2.9%         118.0%
Additional paid-in capital                    3,068,357           20.1%     2,325,963           29.3%          31.9%
Retained earnings                             2,662,802           17.5%     1,564,071           19.7%          70.2%
Excess in restated
 stockholders' equity                           315,965            2.1%       324,259            4.1%          -2.6%
Cumulative initial effect of
 deferred income taxes                         (147,634)          -1.0%      (147,634)          -1.9%           0.0%
    Majority Stockholders'
     Equity                                   6,393,397           41.9%     4,293,261           54.1%          48.9%

Minority interest                                34,614            0.2%        46,595            0.6%         -25.7%
    TOTAL STOCKHOLDERS'
     EQUITY                                   6,428,011           42.1%     4,339,856           54.7%          48.1%

TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                        15,257,104          100.0%     7,930,395          100.0%          92.4%


DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF SECOND QUARTER 2006 WITH SECOND QUARTER 2005
(Figures in thousands of constant June 30, 2006 pesos)

                                                                                                          Change
                                                      2Q06                          2Q05                2006/2005
                                           ---------------------------   ---------------------------   ------------
REVENUES
 Affordable-entry level
  revenue                                  $  2,292,912           80.0%     1,147,140           70.6%          99.9%
 Middle income housing
  revenue                                       510,250           17.8%       387,723           23.9%          31.6%
 Other revenues                                  63,915            2.2%        89,311            5.5%         -28.4%
TOTAL REVENUES                                2,867,076          100.0%     1,624,174          100.0%          76.5%
COSTS                                         1,954,507           68.2%     1,128,116           69.5%          73.3%
GROSS PROFIT                                    912,569           31.8%       496,058           30.5%          84.0%
SELLING AND ADMINISTRATIVE                      283,343            9.9%       160,769            9.9%          76.2%
EXPENSES
OPERATING INCOME                                629,226           21.9%       335,289           20.6%          87.7%
OTHER INCOME                                     32,169            1.1%        16,874            1.0%          90.6%
NET COMPREHENSIVE FINANCING
 COST
 Interest expense and
  commissions                                   134,519            4.7%        57,397            3.5%         134.4%
 Interest income                                (29,269)                      (12,045)          -0.7%         143.0%
 Foreign exchange (gain)
  loss                                           87,188            3.0%        (3,564)          -0.2%             -
 Monetary position loss                         (17,626)          -0.6%       (12,646)          -0.8%          39.4%
                                                174,811            6.1%        29,141            1.8%         499.9%
INCOME BEFORE INCOME TAX AND
 EMPLOYEE STATUTORY PROFIT                      486,585           17.0%       323,022           19.9%          50.6%
 SHARING EXPENSE

INCOME TAX EXPENSE                              151,574            5.3%        98,622            6.1%          53.7%
NET INCOME                                      335,011           11.7%       224,401           13.8%          49.3%
MAJORITY INTEREST                               335,546                       226,801                          47.9%
MINORITY INTEREST                                  (536)           0.0%        (2,400)           0.0%         -77.7%
NET INCOME                                      335,546           11.7%       226,801           14.0%          47.9%
Earnings per share                                 1.00                          0.72

EBITDA                                          689,098           24.0%       365,808           22.5%          88.4%


DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF SIX MONTHS 2006 WITH SIX MONTHS 2005
(Figures in thousands of constant June 30, 2006 pesos)

                                                                                                          Change
                                                    2006 YTD                      2005 YTD              2006/2005
                                           ---------------------------   ---------------------------   ------------
REVENUES
 Affordable-entry level
  revenue                                  $  4,135,712           80.3%     2,139,677           72.4%          93.3%
 Middle income housing
  revenue                                  $    920,684           17.9        712,066           24.1%          29.3%
 Other revenues                            $     95,725            1.9%       105,420            3.6%          -9.2%
TOTAL REVENUES                                5,152,121          100.0%     2,957,163          100.0%          74.2%
COSTS                                         3,526,618           68.4%     2,037,625           68.9%          73.1%
GROSS PROFIT                                  1,625,503           31.6%       919,537           31.1%          76.8%
SELLING AND ADMINISTRATIVE
 EXPENSES                                       488,997            9.5%       283,060            9.6%          72.8%
OPERATING INCOME                              1,136,506           22.1%       636,477           21.5%          78.6%
OTHER INCOME                                     38,109            0.7%        17,164            0.6%         122.0%
NET COMPREHENSIVE FINANCING
 COST
 Interest expense and
  commissions                                   252,066            4.9%        98,873            3.3%         154.9%
 Interest income                                (47,318)          -0.9%       (23,569)          -0.8%         100.8%
 Foreign exchange (gain)
  loss                                          138,715            2.7%        (6,056)          -0.2%             -
 Monetary position loss                           6,592            0.1%         3,442            0.1%          91.5%
                                                350,056            6.8%        72,691            2.5%         381.6%
INCOME BEFORE INCOME TAX AND
 EMPLOYEE STATUTORY PROFIT                      824,560           16.0%       580,950           19.6%          41.9%
 SHARING EXPENSE

INCOME TAX EXPENSE                              259,278            5.0%       181,838            6.1%          42.6%
NET INCOME                                      565,282           11.0%       399,113           13.5%          41.6%
MAJORITY INTEREST                               568,509           11.0%       403,689           13.7%
MINORITY INTEREST                                (3,228)          -0.1%        (4,576)          -0.2%             -
NET INCOME                                      568,509           11.0%       403,689           13.7%          40.8%
Earnings per share                                                1.68           1.27              -           32.4%

EBITDA                                        1,211,338           23.5%       680,593           23.0%          78.0%

DESARROLLADORA HOMEX
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
Comparison of six-months ended June 30, 2006 and 2005
(Figures in thousands of constant June 30, 2006 pesos)

                                                      2006 YTD       2005 YTD
                                                    ------------   ------------
Net Income                                               568,510        399,112
  Items that did not require resources:                  264,176        181,057

  Cash flow from net income                              832,686        580,169

Net resources used in operating activities              (318,010)    (1,325,330)

Net resources generated by operating activities          514,676       (745,161)

Net resources generated by external financing             39,417        621,188

Net resources used in investing activities              (156,148)       (11,678)

Net increase (decrease) in cash and temporary
 investments                                             397,945       (135,650)

Cash and temporary investments at the beginning
 of the period                                         1,332,164        554,832

Cash and temporary investments at period end           1,730,109        419,181

Free Cash Flow (1)                                       358,528       (756,838)

(1) Free Cash Flow is defined by Net resources generated by operating activities plus/minus net resources used in investing activities.

SOURCE  Desarrolladora Homex, S.A. de C.V.
    -0-                             07/25/2006
    /CONTACT: Investor Contacts - investor.relations@homex.com.mx; Carlos J. Moctezuma, Head of Investor Relations, +5266-7759-5838, cmoctezuma@homex.com.mx /
    /Web site:  http://www.homex.com.mx /

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              HOMEX DEVELOPMENT CORP.


                                              By:    /s/ Mario Gonzalez
                                                     ---------------------------
                                              Name:  Mario Gonzalez
                                              Title: Chief Financial Officer

Date: July 25, 2006